Exhibit 99.1

Volvo Bus Contract in Chile Cancelled

STOCKHOLM, Sweden--A Volvo (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) bus contract in Santiago, Chile, with a new bus operator, has been cancelled. Volvo Buses, though, continues to deliver new buses to the three other operators in Santiago.

The transport system Transantiago in Santiago, Chile, is one of the world’s largest bus-based transport systems in the world. Volvo Buses delivered all 1,779 buses to three operators for the first phase of the system. Since then Volvo Buses has delivered more buses to the three operators and more deliveries are planned.

In autumn 2006, Volvo Buses received an order for 499 buses from a fourth operator, with planned delivery during 2008. This operator has chosen to cancel the contract and instead sign a contract with another bus manufacturer.

Volvo Bus Corporation is the world’s second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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Volvo
Per-Martin Johansson, +46 31 322 52 00
press officer